UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
                                                              TWENTY SEVENTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

          THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”) and its subsidiary, Horizon Energy Development, Inc. (“Horizon”) in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the “Commission”) with respect thereto, and that the following information for the quarter ended March 31, 2002 is herein provided:

1a)	Horizon’s balance sheet at March 31, 2002 is attached as Exhibit 1.

1b)	National’s balance sheet at March 31, 2002 is included in National’s Form 10-Q for the quarter ended March 31, 2002 which was filed with the Commission on May 15, 2002 and is incorporated herein by reference.

2a)	Horizon’s income statement for the quarter ended March 31, 2002 is attached as Exhibit 2.

2b)	National’s income statement for the quarter ended March 31, 2002 is included in National’s Form 10-Q for the quarter ended March 31, 2002, which was filed with the Commission on May 15, 2002, and is incorporated herein by reference.

3)	Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended March 31, 2002. None.

4)	A general description of the activities of the Applicants for the quarter ended March 31, 2002, and of the projects in which they or their subsidiary companies have an ownership interest:

The Project Activities (as such term is defined in the aforesaid that National and Horizon, and subsidiaries of Horizon, were engaged in pursuant to File No. 70-8649, as of March 31, 2002, are as follows:

Horizon, through its wholly owned indirect subsidiaries, Horizon Energy Holdings, Inc. and Horizon Energy Development, B. V. ("HEDBV"), continues to own 100% of the capital stock of Horizon Energy Development s.r.o. ("HED"), and 100% of capital stock of Telplarna Kromeriz a.s. ("TK").

HEDBV (primarily through HED) continues to engage in power development and related activities in the Czech Republic and eastern Europe.

The only material asset of TK is its district heating system which sells steam heat to its residential and commercial customers in the city of Kromeriz, Czech Republic. TK had been investigating ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site. However, it became apparent that the economic conditions in the area could not warrant a continued economically viable operation. In November 2001 HEDBV began the process of liquidating TK. The liquidator is in the process of terminating operations and disposing assets.

As of March 31, 2002, HEDBV also owned approximately 86% of the capital stock of United Energy, a.s. (“UE”), formerly known as Prvni Severozapadni Teplarenska, a.s. (“PSZT”). As previously reported, PSZT was the surviving entity resulting from the merger of PSZT and Severoceske Teplarny, a.s. (“SCT”). Both PSZT and SCT, directly, and through subsidiaries produced heat and power. UE continues to carry on those operations and distribute heat and sells power at wholesale in the northern part of the Czech Republic.

HEDBV, as a shareholder of SCT, had received dividends from its investment in the SCT shares. HEDBV, as a shareholder of PSZT (now UE), has received, and expects to receive, in the future, dividends from its investment in UE shares.

During the quarter, Horizon also carried on Project Activities in Italy and Bulgaria, but owns no assets in those countries at this time.

The aggregate investment of National and its subsidiaries in electric wholesale generators and foreign utility companies does not exceed the limits set forth in the Commission’s Rule 53.

5)	Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies during the quarter ended March 31, 2002:

Neither Horizon nor National engaged in any intercompany service transactions with affiliated Intermediate Companies.

May 17, 2002                        NATIONAL FUEL GAS COMPANY

                                    By:  /s/ P. C. Ackerman
                                       ---------------------------------------
                                       P. C. Ackerman
                                       President

                                    HORIZON ENERGY DEVELOPMENT,
                                    INC.

                                    By:  /s/ R. J. Tanski
                                       ---------------------------------------
                                       R. J. Tanski
                                       Secretary and Treasurer